


SECU 12062013 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE & LEACH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAMON JOYNER (205) 271-6208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, James S. Holbrook, Jr. and Damon B. Joyner, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee & Leach, Inc., as of September 30, 2012, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer except as disclosed in note 4 of the Company's consolidated financial statements as of September 30, 2012. In addition, we confirm that the annual financial statements and operations reports filed with the Securities and Exchange Commission have been made available to all members and allied members of Sterne, Agee & Leach, Inc. as required by NYSE Rule 418.15.

James Holbrook
Signature

Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Sept 27, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Lisa Beck Youngblood
Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page

X (b) Statement of Financial Condition

(c) Statement of Operations

(d) Statement of Changes in Financial Condition

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(g) Computation of Net Capital

(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3

(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (l) An Oath or Affirmation

(m) A copy of the SIPC Supplemental Report

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



STERNE, AGEE & LEACH, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statement of Financial Condition

September 30, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sterne, Agee & Leach, Inc.:

We have audited the accompanying consolidated statement of financial condition of Sterne, Agee & Leach, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2012 and 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sterne, Agee & Leach, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) as of September 30, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 28, 2012

STERNE, AGEE & LEACH, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2012 and 2011

Assets		**2012**	**2011**
Cash and cash equivalents	$	4,048,475	1,829,442
Cash on deposit with clearing organizations and for regulatory purposes		13,375,638	6,598,449
Receivables:			
Broker dealers and clearing organizations		259,659,434	129,996,917
Customers		218,777,480	192,955,983
Related parties		386,543	1,825,973
		478,823,457	324,778,873
Securities owned, at fair value:			
U.S. government obligations		230,658,139	139,294,332
State and municipal obligations		15,780,865	25,616,910
Corporate obligations		138,382,412	32,975,899
Corporate stocks and warrants		1,074,171	342,919
Other		1,992	7,222,137
		385,897,579	205,452,197
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $14,407,037 in 2012 and $11,414,955 in 2011)		9,480,322	11,209,238
Goodwill and other intangible assets, net		3,298,304	3,379,524
Other assets		39,667,168	34,552,545
Total assets	$	934,590,943	587,800,268

See accompanying notes to consolidated statement of financial condition.

Liabilities and Stockholder's Equity	2012	2011
Bank loans	$ 226,600,000	140,400,000
Payables:		
Broker dealers and clearing organizations	140,047,074	159,654,716
Customers	95,364,754	58,405,281
Related parties	25,498,641	19,061,150
	260,910,469	237,121,147
Securities sold but not yet purchased, at fair value:		
U.S. government obligations	141,311,150	24,698,494
Corporate obligations	108,450,233	8,630,864
Corporate stocks	947,070	266,885
Options and futures	—	6,504,685
Other	4,004,529	6,818,757
	254,712,982	46,919,685
Accounts payable and other liabilities	55,381,919	47,538,516
Total liabilities	797,605,370	471,979,348
Stockholder's equity:		
Common stock, $5 par value. Authorized, 3,500 shares, 500 shares, issued and outstanding in both 2012 and 2011	2,500	2,500
Additional paid-in capital	87,760,029	67,760,029
Retained earnings	49,223,044	48,058,391
Total stockholder's equity	136,985,573	115,820,920
Total liabilities and stockholder's equity	$ 934,590,943	587,800,268

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Business

Sterne, Agee & Leach, Inc. (the Company) is a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent) and is a full-service, self-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking and investment advisory businesses.

(b) Use of Estimates in Statement of Financial Condition

The accounting principles used in preparing the consolidated statement of financial condition conform to U.S. generally accepted accounting principles (U.S. GAAP) and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, goodwill, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Accounting for Securities Transactions and Other Activity

As of September 30, 2011, securities owned, securities sold but not yet purchased, and receivables/payables with broker dealers and clearing organizations and customers are recorded on a settlement-date basis. Differences between the trade and settlement dates for securities owned were not material. As of September 30, 2012, securities owned, securities sold but not yet purchased, and receivables/payables with broker dealers and clearing organizations and customers are recorded on a trade date basis.

(d) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

(e) Cash on Deposit with Clearing Organizations and for Regulatory Purposes

Cash and securities on deposit with clearing organizations include cash deposits with National Securities Clearing Corporation, Inc., MBS Clearing Corporation, Inc., Depository Trust & Clearing Corporation, Inc. (DTCC), First Clearing, LLC, and Pershing, LLC.

(f) *Securities Borrowing and Lending Activities*

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(g) *Collateral*

The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

(h) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements, is provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is less. Furniture is depreciated over a five-year useful life, equipment over a three-year useful life, and leasehold improvements over the lesser of the remaining lease term or the life of the respective lease.

(i) *Goodwill and Other Intangible Assets*

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value in accordance with Accounting Standards Codification (ASC) 805, *Business Combinations*, and ASC 350, *Intangibles – Goodwill and Other*. For the Company, goodwill represents an unamortizable intangible asset of approximately $3 million at both September 30, 2012 and 2011, in accordance with ASC 350.

The Company has recorded customer lists acquired in the purchase of other broker dealers as an identifiable intangible asset, valued at $282,600. The Company is amortizing customer lists using the straight-line method over its estimated useful life of seven years.

On December 12, 2011, the Parent purchased selected assets of Anderson & Strudwick, Inc. (A&S) and Anderson Strudwick Investment Corporation (Asia) in an asset purchase transaction and contributed certain of those assets to the Company. The results of operations since the date of the transaction are reflected in the current year statement of financial condition. The A&S transaction was not significant to the accompanying statement of financial condition.

(j) *Other Assets*

Other assets consist primarily of employee receivables, prepaid assets, and interest and dividends receivables.

(k) Income Taxes

The Company is included in the federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable and deferred taxes is recognized as of the date of the consolidated statement of financial condition, utilizing currently enacted tax laws and rates. The asset-and-liability method is used for recognizing deferred tax assets and liabilities.

(l) Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. The Company does not apply hedge accounting as defined in ASC 815, *Derivatives and Hedging*, as amended, as all financial instruments are used for trading purposes and are marked to market with changes in fair values reflected in earnings.

(m) Subsequent Events

The Company has evaluated the effects of events or transactions through November 28, 2012. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

(n) Recent Accounting Pronouncements

Accounting Changes

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-03, *Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements*, regarding the evaluation of certain terms in repurchase agreements, which impact the determination of whether a repurchase arrangement should be accounted for as a secured borrowing or a sale. The new guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially agreed terms, even in the event of default by the transferee. The Company adopted this new guidance as of October 1, 2011 with no significant impact on the statement of financial condition.

In May 2011, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends the existing pronouncement related to fair value measurement. This new guidance primarily expands the existing disclosure requirements for fair value. Specifically, the new guidance mandates the following additional disclosures: (1) The amount of any transfers between Level 1 and Level 2 of the fair value hierarchy (2) A quantitative disclosure of the unobservable inputs and assumptions used in the measurement of Level 3 instruments (3) A qualitative discussion of the sensitivity of the fair value to changes in unobservable inputs and any inter-relationships between those inputs that magnify or mitigate the effect on the measurement of Level 3 instruments (4) The level within the fair value hierarchy of items that are not measured at fair value in the statement of financial condition but whose fair value must be disclosed. The

Company adopted this new guidance as of October 1, 2011 with no significant impact on the statement of financial condition.

Accounting Changes Issued Not Currently Effective

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under International Financial Reporting Standards (IFRS) or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The Company is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 as of October 1, 2012 will not have a material impact on its consolidated statement of financial condition.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles – Goodwill and Other (Topic 350) – Testing Goodwill for Impairment*. ASU No. 2011-08 simplifies how entities test goodwill for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative, two-step goodwill impairment test. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will adopt the provisions of the ASU beginning October 1, 2012. The adoption is not expected to materially affect the Company's financial condition.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities*. ASU No. 2011-11 requires disclosure of the effect or potential effect of offsetting arrangements on the Company's financial position as well as enhanced disclosure of the rights of setoff associated with the Company's recognized assets and recognized liabilities. ASU No. 2011-11 is effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company's financial condition.

(2) Cash Segregated and Securities on Deposit for Regulatory Purposes

At both September 30, 2012 and 2011, cash of $2,000 was segregated in special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(3) Receivables from and Payables to Broker Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at September 30 were as follows:

		2012	2011
Receivables:			
Securities failed to deliver	$	36,766,079	17,175,169
Securities borrowed		147,778,158	46,017,062
Clearing organizations and other		75,115,197	66,804,686
	$	259,659,434	129,996,917
Payables:			
Securities failed to receive	$	10,700,273	27,595,607
Securities loaned		89,073,531	77,446,100
Clearing organizations and other		40,273,270	54,613,009
	$	140,047,074	159,654,716

(4) Receivables from and Payables to Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying consolidated statement of financial condition. Included in receivables from customers are $773,162 and $594,216 in 2012 and 2011, respectively, from officers and directors of the Company. Included in payables to customers are $13,539 and $92,674 in 2012 and 2011, respectively, to officers and directors of the Company.

(5) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market-place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2012 and 2011, these securities represented equities at estimated fair values of $611,500 and $462,327, respectively, which are included in securities owned, at fair value on the consolidated statement of financial condition.

(6) Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

(a) Valuation Hierarchy

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

(b) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government Obligations

U.S. Treasury Securities. U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities. U.S. agency securities comprise three main categories consisting of agency issued debt, agency CMOs, and mortgage pass-throughs. Agency CMOs, callable and noncallable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Fair value of mortgage pass-throughs is model driven with respect to spreads of the comparable to-be-announced (TBA) security. Agency issued debt securities, agency CMOs, and mortgage pass-throughs are generally categorized in Level 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities. The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations (where observable), and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads, and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads, and recovery rates based on collateral values as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Other. Other securities consist primarily of foreign currency and some restricted stock. These securities are generally valued based on quoted prices from an exchange, or valued using unobservable inputs. Securities that fall within the other securities category are typically valued at Level 1 or Level 3, depending upon the pricing method used.

Assets and liabilities measured at fair value on a recurring basis as of September 30, 2012

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Securities owned, at fair value:				
U.S. Treasury obligations	$ 21,894,505	—	—	21,894,505
U.S. agency obligations	—	208,763,634	—	208,763,634
State and municipal obligations	—	15,780,865	—	15,780,865
Corporate obligations	—	138,382,412	—	138,382,412
Corporate stocks	462,671	—	611,500	1,074,171
Other	1,992	—	—	1,992
	$ 22,359,168	362,926,911	611,500	385,897,579
Liabilities:				
Securities sold but not yet purchased, at fair value:				
U.S. Treasury obligations	$ 65,533,836	—	—	65,533,836
U.S. agency obligations	—	75,777,314	—	75,777,314
Corporate obligations	—	108,450,233	—	108,450,233
Corporate stocks	947,070	—	—	947,070
Other	4,004,529	—	—	4,004,529
Total	$ 70,485,435	184,227,547	—	254,712,982

Assets and liabilities measured at fair value on a recurring basis as of September 30, 2011

		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:					
Securities owned, at fair value:					
U.S. Treasury obligations	$	5,900,355	—	—	5,900,355
U.S. agency obligations		—	133,393,977	—	133,393,977
State and municipal obligations		—	25,616,910	—	25,616,910
Corporate obligations		—	32,975,899	—	32,975,899
Corporate stocks		264,480	—	78,439	342,919
Other		7,214,486	—	7,651	7,222,137
	$	13,379,321	191,986,786	86,090	205,452,197
Liabilities:					
Securities sold but not yet purchased, at fair value:					
U.S. Treasury obligations	$	24,600,000	—	—	24,600,000
U.S. agency obligations		—	98,494	—	98,494
Corporate obligations		—	8,630,864	—	8,630,864
Corporate stocks		266,885	—	—	266,885
Options and futures		—	6,504,685	—	6,504,685
Other		6,818,237	—	520	6,818,757
Total	$	31,685,122	15,234,043	520	46,919,685

Activity in Level 3 assets measured at fair value on a recurring basis for fiscal 2012 and 2011 was not significant.

(c) *Financial Instruments Not Measured at Fair Value*

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash on deposit with clearing organizations and for regulatory purposes, receivables from broker dealers and clearing organizations, receivables from customers, payables from broker dealers and clearing organizations, payables from customers, and bank loans.

(7) Bank Loans

Short-term borrowings at September 30, 2012 and 2011 of $226,600,000 and $140,400,000, respectively, were at a rate of 1.56% and rates ranging from 1.38% to 1.74%, respectively. They are collateralized by securities and receivables from broker dealers and clearing organizations with recorded values at September 30, 2012 and 2011 of $263,875,507 and $180,844,470, respectively.

The Company maintains an unsecured line of credit with a bank in the amount of $10,000,000 at both September 30, 2012 and 2011, respectively, which is renewable annually and bears interest at LIBOR plus 3.25%, which rates were 3.46% and 3.49% at September 30, 2012 and 2011, respectively. The Company had no borrowings against this line of credit at either September 30, 2012 or 2011.

The Company maintains an additional $10,000,000 unsecured line of credit with a bank, bearing interest at the federal funds rate plus 1.375% at September 30, 2012 and 2011, which rates were 2.125% and 2.000% at September 30, 2012 and 2011, respectively. The Company had no borrowings against this line at either September 30, 2012 or 2011.

(8) Income Taxes

Deferred tax assets and liabilities are determined under the asset-and-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with ASC 740, *Income Taxes*, at September 30, 2012 and 2011, the Company has recorded the following:

	September 30	
	2012	**2011**
Deferred tax assets:		
Compensation	$ 909,387	55,584
Other	647,088	918,953
Total deferred assets	1,556,475	974,537
Deferred tax liabilities:		
Fixed assets and intangibles	(1,114,997)	(2,444,061)
Prepaid expenses	(742,327)	(472,312)
Other	(24,356)	—
Total deferred tax liabilities	(1,881,680)	(2,916,373)
Net deferred tax liability	$ (325,205)	(1,941,836)

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2012, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to

(Continued)

2007 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. The Company accounts for interest and penalties as a component of income tax expense.

(9) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2012 and 2011, the Company had net capital of $69,384,675 and $54,985,639, respectively, which amounts were approximately 26.3% and 25.9%, respectively, of aggregate debit balances at September 30, 2012 and 2011. Net capital was $64,106,642 and $50,735,600, respectively, in excess of required net capital at September 30, 2012 and 2011.

(10) Profit Sharing Plan and Trust

The Parent has a defined-contribution profit sharing plan (the Plan) covering substantially all of the Company's employees. Any discretionary contribution to the Plan is determined annually by management.

(11) Related-Party Transactions

Affiliates of the Company, in addition to SA Group, its parent company, include The Trust Company of Sterne, Agee, Inc. (Trust Company), Sterne Agee Financial Services, Inc. (SAFS), Sterne Agee Clearing, Inc. (SACI), Sterne Agee Asset Management, Inc. (SAAM), Sterne Agee Insurance Consulting, Inc. (SAIC), Sterne Agee Investment Advisors, Inc. (SAIA), Sterne Agee Shared Services, Inc. (SASS), and Sterne Agee Solutions, Inc. (SASI).

Net receivables/payables from SA Group and affiliated companies, as of September 30, 2012 and 2011, are included in related-party receivables and payables in the accompanying consolidated statement of financial condition and were as follows:

		2012	2011
Receivable from related parties	$	386,543	1,825,973
Payable to related parties		25,498,641	19,061,150

SA Group provides management, consulting, and financial services to the Company for a fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company as well as allocation of expense for other administrative services such as payroll, accounting, and other administrative services.

The Parent maintains a $2.5 million unsecured line of credit, which is available to the Company for funding needs. This line of credit is renewable annually and bears interest at the cost of funds plus 3.25%, which was 3.49% and 3.50% at September 30, 2012 and 2011, respectively. The Company had no borrowings against this line of credit at September 30, 2012 or September 30, 2011. The Parent also

(Continued)

maintains debt on behalf of the subsidiaries, a portion of which is used to fund operations of the Company, and allocates interest expense to the Company on a periodic basis.

(12) Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments as of September 30, 2012 were as follows:

Year ending September 30:		
2013	$	9,297,551
2014		7,319,447
2015		5,077,283
2016		4,347,352
2017		3,605,881
Thereafter		10,096,454
	$	39,743,968

The Company, in its capacity as a broker-dealer and underwriter, is subject to litigation and arbitration asserting various claims in the ordinary course of business. The Company intends to vigorously defend against the claims asserted against it. Certain of the matters may assert claims in amounts that may be material to the accompanying financial statements. Management believes it is not possible to evaluate the likelihood of an unfavorable outcome or estimate the range of any potential loss that may result from an adverse judgment or settlement of these matters.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2012 and 2011 and were subsequently settled had no material effect on the consolidated statement of financial condition.

(13) Financial Instruments

(a) Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Fair values of futures and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker dealers and clearing organizations or customers, as applicable.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the consolidated statement of financial condition. The unrealized gains for delayed-delivery, TBA, and when-issued securities generally are recorded in the consolidated statement of financial condition, net of unrealized losses by counterparty.

(b) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward exchange contracts, exchange-traded, and over-the-counter options, delayed deliveries, mortgage-backed TBA securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect

the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have significant credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized market valuation gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at September 30, 2012 and 2011 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2012 and 2011.

None of the Company's derivatives meets the criteria for designation as a fair value or cash flow hedge.

The tables below present the notional and fair value amounts of both the asset and liability derivatives at September 30, 2012 and 2011:

	September 30, 2012			September 30, 2011		
	Balance sheet location	**Notional amount**	**Fair value**	**Balance sheet location**	**Notional amount**	**Fair value**
Derivative assets not designated as hedging instruments:						
Forward sale contracts	Securities owned	$ 9,000,000	89,493	Securities owned	$ 700,000	1,517

	September 30, 2012			September 30, 2011		
	Balance sheet location	**Notional amount**	**Fair value**	**Balance sheet location**	**Notional amount**	**Fair value**
Derivative liabilities not designated as hedging instruments:						
Forward sale contracts	Securities sold but not yet purchased	$ 70,150,000	661,539	Securities sold but not yet purchased	$ 28,600,000	32,518

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The table below presents the impact of the derivatives not designated as hedging instruments on the consolidated statements of income for the fiscal years ended September 30, 2012 and 2011, respectively:

	Location of gain (loss) recognized on derivatives in income	Amount of gain on derivatives recognized in income for the fiscal year ended September 30	
		2012	2011
Derivatives not designated as hedging instrument:			
Forward sale contracts	Trading gains and losses	$ 440,297	23,817

(c) ***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(14) Proprietary Accounts of Introducing Brokers

The Company, in its capacity as a clearing broker dealer, clears transactions for certain proprietary accounts of introducing brokers (PAIB). An introducing broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAIB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAIB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At both September 30, 2012 and 2011, amounts held on deposit in special reserve bank accounts for the proprietary accounts of introducing broker dealers were $1,000.

(15) Collateral

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at September 30, 2012 consist of the following (at fair value):

	Carrying amount
Financial statement classification:	
Securities owned	$ 243,774,433
Receivables from broker dealers and clearing organizations	90,850,106

(Continued)

The Company has accepted collateral with a fair value of $147,778,158 and $137,062,082 at September 30, 2012 and 2011, respectively, under securities borrowed transactions for delivery of short sale securities.